A+f
6-10-2003



SEC 03054332 OMMISSION
9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 38815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~250 MILL STREET~~
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN B. WILSON 585-777-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAY, ROBINSON, GORDON & PENTA, CPA'S, PC.
(Name – *if individual, state last, first, middle name*)

95 ALLENS CREEK ROAD BLDG 1, STE 202 ROCHESTER NY 14618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, SUSAN B. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEVON SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres/Secty

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paul H. May, CPA
Mark J. Robinson, CPA
Leslie U. Gordon, CPA
Robert P. Penta, CPA

MAY, ROBINSON, GORDON & PENTA

M■R■G■P

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Members of the American Institute of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statements of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2002 and 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May, Robinson, Gordon & Penta, P.C.

Rochester, New York
January 25, 2003

95 Allens Creek Road ■ Bldg. 1, Suite 202 ■ Rochester, NY 14618
(585) 244-9590 FAX (585) 442-0904
mrgp.com

DEVON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash, including interest-bearing account	$ 6,942	$ 7,036
Commissions receivable	4,385	7,256
Prepaid expenses	265	265
TOTAL CURRENT ASSETS	11,592	14,557
OTHER ASSET		
Non-marketable securities	3,300	3,300
	$ 14,892	$ 17,857
LIABILITY AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITY - Accrued expenses	$ 2,400	$ 2,400
SHAREHOLDER'S EQUITY		
Common stock, $750 stated value:		
Authorized, 200 shares		
Issued and outstanding, 10 shares	7,500	7,500
Retained earnings	4,992	7,957
	12,492	15,457
	$ 14,892	$ 17,857

The accompanying notes are an integral part of the financial statements.